Security Code Tokyo 5020

JX Group Strategy Presentation

"Medium-Term Management Plan" and "Long-Term Vision"
Become a world's leading integrated energy, resources and materials business group
May10, 2010

At a Glance

JX Nippon Oil & Energy

Share  in  the  domestic  fuel market 34% (No.1 in Japan) Paraxylene production capacity 2,620 (No.1 supplier in Asia)

JX Nippon Oil & Gas Exploration

Crude oil and natural gas production (Equity basis) Approx.140 thousand barrels/day *1
Worldwide business activities ranging from crude oil to LNG and oil sand

JX Nippon Mining & Metals

Smelting capacity 1,170 thousand tons/year *2 (No.2 in the world)
Equity entitled copper mine production Approx. 80 thousand tons/year (Self-
sufficient ratio 17%)
Electronic Materials; Product Lines with World No.1 Market Shares
Listed subsidiaries
NIPPO

Toho Titanium

Common group function companies
Independent companies
*1 Crude Oil Equivalent

*2  Pan Pacific Copper  610 thousand tons/year (66.0% equity stake) + LS-Nikko
Copper  560 thousand tons/year (39.9% equity stake)

Financial Results Summery in FY 2009 (Nippon Oil / Nippon Mining)

(JPY Billion)

	Nippon Oil	Nippon Mining	Unaudited Pro Forma
Net sales	5,774.3	3,233.7	9,008.0
Operating Income	86.7	43.7	130.4
Non Operating Income	26.6	30.2	56.9
Ordinary income	113.3	74.0	187.3
Refining & Marketing	45.5	20.4	66.0
Excl.Inventory Valuation	(111.3)	(24.5)	(135.8)
Inventory Valuation *	156.8	45.0	201.8
E&P of Oil & Natural Gas	43.2	5.8	49.0
Metals *	-	47.4	47.4
Others *	24.6	0.3	24.9
Special Income/Losses, Net	(21.8)	(13.5)	(35.3)
Net Income	43.3	29.8	73.1

* 'Metals' include ¥ 2.0 billion of inventory valuation, and 'Others' include ¥(1.1) billion of inventory valuation.
Total inventory valuation is ¥ 202.6 billion.

Key Points

- ✓ Large real loss from the Petroleum Refining & Marketing Business due to lower demand in Japan and unprecedentedly low margins.
- ✓ However, signs of recovery in domestic demand and improvement in margins.
- ✓ Resource price recovery buoying E&P of Oil and Natural Gas and Metals Businesses.

Copyright © JX Holdings, Inc.

2

Business Environment

Emerging countries driving world economic growth; advancing globalization and use of IT
Increasing demand for energy, resources and materials, mainly in Asia Higher resource and energy prices and continued volatility due to factors including intensification of competition for resources, a rise in resource nationalism, and speculative capital inflows Heightened sense of urgency about global environmental problems and advancing trend toward low-carbon, recycling society, primarily in developed countries

Medium-Term Management Plan for FY 2010-2012 (Basic policy)
Basic policy
With emphasis on the concept of "Best Practices," dramatically transform the
Petroleum Refining & Marketing Business by realizing integration synergies and rigorously reducing costs, and maximize corporate value by allocating management resources to highly profitable operations on a priority basis.

Medium-Term Management Plan for FY 2010-2012 (Key Factors and Targets)
Key Factors (FY 2012)     Exchange rate                                 90 (Y)/$
                          Crude oil FOB (Dubai spot)                    80 $/bbl
                          Copper price (LME)                       280 (cent)/lb
Targets (FY 2012)         Ordinary Income                (Y)300.0 billion or more
                          ROE                                      10% or higher
                          Net Debt / Equity ratio                      1.0 times
                          Capital expenditure                   (Y)960.0 billion
                          and investments                    (FY2010-2012 total)
                          Dividend policy             Redistribute profits by
                                                      reflecting consolidated
                                                      business results while
                                                      striving to maintain
                                                      stable dividends

Note: Market values of assets and liabilities are currently being calculated in conjunction with the business integration. Although the assessed market values may affect various assumptions, the above numerical targets exclude these valuation effects.

Earnings Plan (Ordinary Income)

Refining & Marketing

Listed Subsidiaries* and Others

* NIPPO, Toho Titanium
E&P of Oil & Natural Gas

Metals

Inventory Valuation

(JPY billion)
Ordinary Income excl. inventory valuation (15.3)
FY 2009 Actual
187.3
202.6
26.1
45.4
49.0
(135.8)
FY 2010 Forecast
220.0
50.0
18.0
53.0
57.0
42.0
Earnings improvement in the Petroleum Refining & Marketing Business
FY 2012 Plan
Last fiscal year of the Medium-Term Management Plan
330.0
24.0
82.0
61.0
163.0
Increased earnings from growth business
FY 2015 View
500.0
25.0
160.0
115.0
200.0

Capital Expenditure & Investments
Capital expenditure & investments Depreciation & amortization
Refining & Marketing 300.0 375.0
Strategic investments 150.0
Maintenance and others 150.0
E&P of Oil & Natural Gas (Strategic investments) 320.0 148.0
Metals 300.0 82.0
Strategic investments 220.0
Maintenance and others 80.0
Listed Subsidiaries and Others (Maintenance and others) 40.0 51.0
Capital expenditure & investments (3 years total) 960.0 Three-year total 656.0
Strategic investments total 690.0
Investment greatly exceeding depreciation and amortization in E&P and Metals
Businesses
70% into strategic investments

Refining & Marketing
Refining & Marketing Business (JX Nippon Oil & Energy)
Basic Strategy
Dramatically transform the business
Realize integration synergies
Develop the No.1 competitiveness of Refining & Marketing in Japan
Enhance overseas business to meet increasing demand in Asia
Develop new energy businesses
Major Tasks
(1) Realize integration synergies of ¥80.0 billion and enhance efficiency of refineries
(2) Reduce refining capacity by 400 thousand barrels/day
(3) Formulate a growth strategy for the future
¥300.0 billion improvement in ordinary income (excl. inventory valuation) in
FY 2012 (vs. FY 2009)
Three-year total:  Disciplined investments equivalent to around 80% of depreciation and amortization
Ordinary Income (Refining & Marketing)
(JPY billion)
Petroleum Products
Petrochemicals
Inventory Valuation
FY 2009
66.0
201.8
5.2
(141.0)
Ordinary Income excl. inventory valuation
(135.8)
FY 2010
92.0
50.0
6.0
36.0
FY 2012
163.0
27.0
136.0

Refining & Marketing
Trends in the Domestic Petroleum Products Market
Domestic Demand Outlook for Fuel
FY2008? 2012 (3.7)%/year
million KL
250 200 150 100 50 0
  Gasoline Kerosene Diesel Oil Heavy Fuel A Heavy Fuel B/C Naphtha / Jet Fuel
FY 2008 (Actual) 201.0 57.5 20.3 33.7 17.9 23.2 48.5
FY 2010  55.6 18.7 31.3 14.4 12.8 50.9
FY 2012 173.0 52.2 16.7 29.6 12.4 11.7 50.1
Source: Advisory Committee on Energy and Natural Resources information
Price Spread *  for Petroleum Products
Yen/L
15 10 5 0
FY 2009 Gasloine
FY 2009 Middle distillates
FY 2008 Average of Gasoline and Middle distillates
FY 2009 Average of Gasoline and Middle distillates
Apr.2009 Sep. Mar.2010 Apr.
*  Spot price ? Crude Oil CIF Japan (including petroleum tax and interest)

Refining & Marketing
(1) Realize integration synergies of ¥80.0 billion and enhance efficiency of refineries
Synergy effects of ¥80.0 billion (¥20.0 billion ahead of schedule) + ¥29.0 billion from enhanced oil refinery efficiency
Reduction from FY 2009  FY 2010  FY 2012  FY 2014
(JPY billion) Integration synergies enhanced efficiency of refineries
Integration synergies enhanced efficiency of refineries Integration synergies enhanced efficiency of refineries
Refining division 7.0 9.0 21.0 29.0  29.0 + extra
Crude Oil Procurement/ Supply Coordination/ Transportation division 3.0  9.0
Purchase division (Including Metals Business) 3.0  10.0
Reduction of other costs 8.0  40.0
 21.0 9.0 80.0 29.0 100.0 29.0 + extra
 30.0  109.0  129.0  + extra
Integration Synergies\20.0 billion ahead of original plan
Integration Synergies Aim to realize ¥100.0 billion ahead of original plan

Refining & Marketing
(2) Reduce refining capacity by 400 thousand barrels/day
Streamline Japan's leading oil refinery operation ahead of a demand decline
JX's Refining Capacity and Utilization rate*
(thousand barrels/day )
FY 2009 Utilization rate* 78? 1,792
FY 2011 Utilization rate* 95? 1,392 400
FY 2014 Utilization rate* Approx.95? 1,192 600
Maintain high utilization rate
*1 Utilization rate of Crude Distillation Unit excluding the impact of periodic repair
Refining Capacity Reduction Schedule
By March 2011 - Capacity reduction -- Capacity reduction - 400 thousand barrels/day
[breakdown list]
Refinery Refining Capacity (thousand barrels/day) Time Schedule Notes
Negishi 70 Oct. 2010 Expected to terminate operation of CDU No.2
Osaka 115 End of FY 2010 Expected to be redirected and operated by a joint venture with China National Petroleum Corporation
Mizushima 110 Jun. 2010 Expected to terminate operation of CDU No.2
Oita 24 May 2010 Expected to terminate operation of CDU No.1
Kashima 21 May 2010 Expected to reduce refining capacity of CDU No.1
Toyama 60 Mar. 2009 Already reduced
Total 400
1 year ahead of original schedule By the end of  March 2014 - Further Capacity reduction - 200 thousand barrels/day
Consider further accelerating capacity reduction depending on the supply/demand environment

Refining & Marketing
(3) Formulate a growth strategy for the future
Dramatically transform the business
Develop the No.1 competitiveness of Refining & Marketing in Japan
Bolster refinery competitiveness
Restructure the LPG business
Execute LNG import facility project etc.
Increasing petrochemicals production (paraxylene, specialty and performance chemicals, etc.)
Forge ahead in new energy businesses (fuel cells, solar cells, storage cells)
Expand the overseas lubricants business
Acquire additional coal interests
Enhance overseas business to meet increasing demand in Asia
Long-Term Vision

E&P of Oil & Natural Gas
E&P of Oil & Natural Gas Business (JX Nippon Oil & Gas Exploration)
Basic Strategy
Maintain and expand production over the medium/long term
Major Tasks
(1) Lay the groundwork for growth
(2) Restructure the asset portfolio
Three-year total:
Investment of ¥320.0 billion
Ordinary Income (E&P of Oil & Natural Gas)
(JPY billion)
FY 2009 49.0
FY 2010 57.0
FY 2012 61.0

E&P of Oil & Natural Gas

(1) Lay the groundwork for growth

■ Reserve replacement & expansion

- ✓ Primarily through exploration
  →Increase future production
- ✓ Asset acquisition with (comprehensive pre-investment) risk analysis

■ Pursuit of additional development projects

- ✓Pursuit of additional development mainly on core countries of operation

■ Involvement in new technologies

- ✓ Apply the knowledge accumulated as an operator
  →Involvement in new technologies for enhanced oil recovery etc.

Production Schedule / Investment Plan



(000BD)
200
150
100
50
143
132
200
2011-
Vietnam
Expansion of
Rang Dong
2014-
PNG LNG
UK Fiddich
2016-
UK Culzean
Vietnam(16-2)
Malaysia(SK333/PM308)
Thailand(B6/27)
Australia(WA-412-P etc.)
UK(Invincible etc.)
USA(Davy Jones etc.)
Existing
2009
2012
2015
2020
Investment of
¥ 320.0 billion
Three-year total
Asset Purchases and others
¥ 125.0 billion
Exploration
¥ 75.0 billion
Development
¥ 120.0 billion

Copyright © JX Holdings, Inc.

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E&P of Oil & Natural Gas
(2) Restructure the asset portfolio
Allocate resources with a focus on core countries of operation (Vietnam,
Malaysia, the UK (North Sea))
Business Areas
the UK (North Sea)
Libya
Abu Dhabi Qatar
Myanmar
Thailand
Vietnam
Malaysia
Indonesia
Papua New Guinea
Australia
Canada
the US Gulf of Mexico
Core countries
Core candidate countries
We play a central role in production activities as an operator in Japan,
Vietnam, Malaysia, the US Gulf of Mexico, and the Middle East. We are also active as an operator in exploration operations in the UK North Sea and
Australia.

Metals

Metals Business (JX Nippon Mining & Metals)

Basic Strategy

(Resource Development / Smelting & Refining)

- Development of a balanced, highly profitable business structure by increasing the equity entitled copper mine production

(Recycling & Environmental Services and Electronic Materials, etc.)

- Profitability improvement from business development satisfying high-growth market needs

Major Tasks

(Resource Development / Smelting & Refining)

(1) Mine development / Development of new copper-refining technology

(Recycling & Environmental services and Electronic Materials, etc.)

(2) Product development and market creation targeting growth sectors

Three-year total:

Investment of ¥300.0 billion (of which, ¥200.0 billion in Resource Development)

Ordinary Income (Metals)



(JPY billion)
Resource Development
Smelting & Refining
Recycling & Environmental Services and Electronic Materials, etc.
Inventory Valuation
47.4
2.0
27.4
4.9
13.1
53.0
31.0
5.5
16.5
82.0
33.0
8.0
41.0
FY 2009
FY 2010
FY 2012

Copyright © JX Holdings, Inc.

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Metals
(Resource Development / Smelting & Refining)
(1) Mine development / Development of new copper-refining technology
Mine development
Caserones Mine in Chile (Construction phase) > Start production in FY 2013
Quechua Mine in Peru (Feasibility study phase) > Start construction in 2012, start production in 2014
Development of new copper-refining technology
N-Chlo Process technology
Bio-mining technology
Application to low-grade ore
Expand range of potential mining interests
Equity entitled copper mine production*1 (Left) and Self-sufficient ratio*2
(Right)
(thousand tons)
FY 2009
FY 2010
FY 2012
FY 2015
60% and more
*1  Total of Nippon Mining & Metals and Pan Pacific Copper
*2  Equity entitled copper mine production / Necessary amount of concentrates
(copper tons) for PPC, excluding scrap

Metals (Recycling & Environmental Services and Electronic Materials, etc.)

(2) Product development and market creation targeting growth sectors

■ Recycling & Environmental Services

- Put the Hitachi Metal Recycling Complex (HMC) plant into full operation
- Quickly bring overseas scrap collecting facility (Taiwan) up to full strength
- Develop and commercialize used-battery recycling technologies

■ Electronic Materials

- Increase HA foil sales; enhance rolled copper foil performance (bending durability, heat-cool durability, etc.)
- Increase market share of target material in leading-edge semiconductor lines
- Enhance copper sheet & strip business through the integrated "Rolling + Plating + Pressing" structure after integration of Nikko Fuji Electronics and acquisition of Sanyu Electronic
- Commercialize UBM plating, cathode materials for automotive lithium-ion batteries, etc.

■ Polysilicon for photovoltaic power generation

- promote the Japan Solar Silicon (JSS) business
- Rapidly build 4,500 tons/year production capacity

Gold recovery volume by Metals Recycling


[tons/year]
6.3
7.5
9.0
2009
2010
2012
(fiscal year)

Treated Rolled Copper Foil Sales


[thousand km/month]
2.7
3.0
5.0
2009
2010
2012
(fiscal year)

Precision Rolled Products Sales


[thousand tons/month]
3.5
4.3
4.7
2009
2010
2012
(fiscal year)

Copyright © JX Holdings, Inc.

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Financial Position
Balance growth investment with improvements in financial condition
Total assets (JPY billion)
Shareholders' equity (JPY billion)
Interest-bearing debt (JPY billion)
ROE(%)
Net Debt / Equity ratio (times)
FY 2009 6,196.7 1,559.0 2,299.6 1.3
FY 2010 6,060.0 1,616.0 2,350.0 1.3 5.6
FY 2012 6,350.0 1,810.0 2,120.0 10.0 1.0
ROE Target
10% or higher by FY 2012
Net Debt / Equity ratio Target
1.0 times by the end of FY 2012
*  Excluding negative goodwill

Dividend Policy
Basic Dividend Policy
Redistribute profits by reflecting consolidated business results while striving to maintain stable dividends
FY 2010 Dividends (Forecast)
Cash dividend per share (Forecast)  Payout ratio* (consolidated) (excluding special gain/loss) Dividends on equity ratio (consolidated)
End of 2nd quarter Year-end Full year (Forecast) (Forecast)
¥7.5 ¥7.5 ¥15.0 30% 2.3%
* Pro forma figures that exclude the impact of special gains and losses, net of ¥140.0 billion, which includes ¥180.0 billion in special gains due to one-time write-down of negative goodwill in the fiscal year ending March 31,
2011.

Business Portfolio for FY 2015 (Ordinary Income)
Increase ordinary income from non-petroleum businesses* to ¥200.0 billion
(around 40% of total)
(JPY billion)
FY 2012
Last fiscal year of the Medium-Term Management Plan
Exchange rate 90 ¥/$
Crude oil 80 $/bbl
Copper 280 ¢/lb
(Y)330.0 billion yen
24.0 163.0 61.0 82.0
FY 2015
Exchange rate 90 ¥/$
Crude oil 90 $/bbl
Copper 300 ¢/lb
(Y)500.0 billion yen
non-petroleum business *
25.0 200.0 115.0 160.0
FY 2020
Long-Term Vision
Refining & Marketing
Metals
E&P of Oil & Natural Gas
Listed Subsidiaries and Others
*  Metals + Listed subsidiaries and Others + New Energy

Long-Term Vision
Mission Statement
JX Group will contribute to the development of a sustainable economy and society through innovation in the areas of energy, resources and materials.
The Future of Energy, Resources and Materials
"JX" is a name which represents the basic philosophy of the Integrated Group.
"J" represents a Japanese and world leading "integrated energy, resources and materials business group," and "X" represents challenges of the unknown, growth and development for the future, and creativity and innovation, among others.

Long-Term Vision for FY 2020
Long-Term Vision
Become a world's leading integrated energy, resources and materials business group with new energy-related businesses
JX Holdings, Inc.
Refining & Marketing E&P of Oil & Natural Gas Metals New Energy Listed
subsidiaries
NIPPO
Toho Titanium
Common group function companies
Independent companies
Transform existing operations into world-class businesses Establish profitability
Build sustainable business structure against market fluctuation
Continue strategic investment in growth areas

JX Group's Vision for FY 2020

Refining & Marketing

Slim, robust production operations aligned with demand (Goal: Refining capacity of 1,000 thousand barrels/day)

- Boost production of aromatic products through proprietary technologies→ Restructure of refineries (= transform into petrochemical plants)
- Bolster specialty & performance chemicals business
- Consider constructing new heavy oil cracking units

E&P of Oil & Natural Gas

Become an oil and natural gas E&P company that achieves sustained growth on the basis of operatorship

- Goal: Produce 200 thousand barrels/day of crude oil and natural gas (equity basis)
- Efficient application of personnel and knowledge accumulated at existing business facilities worldwide
- Reserve replacement rate of 100% or higher

The Future

Metals

Securement of resources and business development to meet societies' Eco needs

- Goal: Equity entitled copper mine production ratio of 80%
- Develop low-grade copper mines applicable new hydrometallurgy refining technologies
- Supply metallic materials for eco-friendly products
- Introduce a resource recycling system in collaboration with users

New Energy

Establish profitability

- Goal: Fuel cell unit sales of 300 thousand units/year*
- Forge ahead in the solar cell business
- Establish positive and negative electrode materials technologies for lithium-ion batteries

*Including exports

Copyright © JX Holdings, Inc.

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Reference Materials

Corporate Profile
Trade Name JX Holdings, Inc.
Location of Head Office 6-3, Otemachi 2-chome, Chiyoda-ku, Tokyo
Representative Director Chairman of the Board Shinji NISHIO
 President Mitsunori TAKAHAGI
Paid-in Capital \ 100 billion
Fiscal Year April 1 to March 31
Date of Listing of JX Holdings April 1, 2010
Exchange Ratio Nippon Oil Shares 1. 07 Nippon Mining Shares 1. 00
Number of Issued Shares 2,495,485,929 shares
Number of Shares Constituting One Unit of Shares 100 shares

JX Group Values
Our actions will respect the EARTH.
Ethics
Advanced ideas
Relationship with society
Trustworthy products/services
Harmony with the environment

Outlook of Business Performance
JPY billion FY 20092 Actual FY 2010 Forecast FY 2012 Plan
Net Sales 9,008.0 9,160.0 9,360.0
Refining & Marketing 7,607.6 7,760.0 7,840.0
E&P of Oil & Natural Gas 145.9 160.0 180.0
Metals 780.7 810.0 940.0
Listed Subsidiaries*1 and Others 473.8 430.0 400.0
Operating Income 130.4  170.0 275.0
Refining & Marketing 56.5 91.0 161.0
E&P of Oil & Natural Gas 28.5 49.0 55.0
Metals 16.9 16.0 41.0
Listed Subsidiaries*1 and Others 28.5 14.0 18.0
Non-Operating Income (Expenses), Net 56.9 50.0 55.0
Refining & Marketing 9.5 1.0 2.0
E&P of Oil & Natural Gas 20.5 8.0 6.0
Metals 30.5 37.0 41.0
Listed Subsidiaries*1 and Others (3.6) 4.0 6.0
Ordinary Income 187.3 220.0 330.0
Refining & Marketing 66.0 92.0 163.0
E&P of Oil & Natural Gas 49.0 57.0 61.0
Metals 47.4 53.0 82.0
Listed Subsidiaries*1 and Others 24.9 18.0 24.0
Net Income 73.1 270.0 175.0
Impact of Negative Goodwill - 180.0 -
Note: "Listed Subsidiaries and Others" includes "Eliminations or Corporate".
*1  NIPPO, Toho Titanium
*2  Unaudited pro forma combined financial results of Nippon Oil and Nippon
Mining

Ordinary Income by Segment
JPY billion FY 2009*2 Actual FY 2010 Forecast FY 2012 Plan
Ordinary Income (Loss) 187.3 220.0 330.0
Refining & Marketing 66.0 92.0 163.0
Petroleum Products (141.0) 36.0 136.0
Petrochemicals 5.2 6.0 27.0
Inventory Valuation 201.8 50.0 -
E&P of Oil & Natural Gas 49.0 57.0 61.0
Metals 47.4 53.0 82.0
Resource Development 27.4 31.0 33.0
Smelting & Refining 4.9 5.5 8.0
Recycling & Environmental Services 4.9 5.0 10.0
Electronic Materials 5.4 11.5 30.0
Internal Adjustment and Others 2.8 - 1.0
Inventory Valuation 2.0 - -
Listed Subsidiaries*1 and Others 24.9 18.0 24.0
*1  NIPPO, Toho Titanium
*2  Unaudited pro forma combined financial results of Nippon Oil and Nippon
Mining

Changes in Ordinary Income by Segment FY 2009 Actual vs. FY 2012 Plan
FY 2009 Ordinary Income Excl. Inventory Valuation Refining and Marketing E&P of
Oil and Natural Gas Metals FY 2012 Ordinary Income Excl. Inventory Valuation
JPY Billion
Enhance Efficiency of Refineries +29.0
Change of Accounting Method +31.8
(15.3) Sales Volume -23.0 Margin +183.0 Cost Reduction and others +60.8 Volume and Prince +22.0 FX Rate and others -10.0 Resource Development +5.6 Smelting &
Refining +3.1 Electronic Materials and others +27.9 Listed Subsidiaries and
Others -2.1 330.0
*Total of Synergies will be (Y)80.0 billion including Metals business

Cash flows (FY 2010-2012 total)
Cash In 1,578.0
Ordinary income 725.0
Depreciation and amortization 656.0
Sales of Property and others 197.0
Cash Out 1,398.0
CAPEX (including loans and investments) 960.0
Increase in working capital 98.0
Taxes, Dividends, 340.0
Free CF 180.0
Interest bearing debt 2,299.6 JPY Billion (as of Mar. 2010)
-180.0 Repayment
2,120.0 JPY Billion (as of Mar. 2013)
* Excluding equity in income of affiliates and including dividends from affiliates accounted by equity method

Key Factors
  FY 2009*2 Actual FY 2010 Forecast FY 2012 Plan
All segments Exchange rate [¥/$] 93 90 90
Refining & Marketing Crude oil FOB [Dubai spot] *1 [$/bbl]  67 80 80
 Sales volume excluding barter trade & others [million kl/period] 85.5 84.4 80.2
 - Sales volume of paraxylene [million tons/year] 2.1 2.3 2.3
 Paraxylene spread [ACP] (Paraxylene price?Dubai crude oil price) [$/ton]
490 530 580
E&P of Oil & Natural Gas Sales volume [Crude oil equivalent] [1,000 bbl/day]
143 139 132
 Natural gas price [HenryHub]*2  [$/mmbtu]  3.9 4.8 6.0
Metals Copper price [LME]  [¢/lb]  277 280 280
 Equity entitled copper mine production*3  [1000 tons/year] 82 100 110
 PPC copper cathode sales [1000 tons/year] 605 610 640
 Gold recovery volume by Metals Recycling [1000 tons/year] 6.3 7.5 9.0
 TRCF*4 sales  [1,000 km/month] 2.7 3.0 5.0
 Precision Rolled Products sales  [1,000 tons/month] 3.5 4.3 4.7
*1 Average from March to February of the next year (nearly equal to arrived crude cost)
*2 Average on calendar year basis
*3 Total of Nippon Mining & Metals and PPC
*4 Treated Rolled Copper Foil

Sensitivity Analysis
Impact on ordinary income by change in key factors
(JPY billion/year)
FY 2012
Key Factors Appreciation Segment Impact on Ordinary Income
Foreign Exchange ¥1/$ yen appreciation Refining & Marketing (energy costs, petrochemical margin, and etc.) 1.5
  E&P of Oil & Natural Gas (1.2)
  Metals (margin deterioration, foreign exchange gain/loss) (1.3)
  Subtotal (1.0)
  Inventory valuation gain/loss (6.5)
  Total (7.5)
Crude Oil FOB (Dubai spot) +1$/bbl Refining & Marketing (energy costs etc.)(4.0)
  E&P of Oil & Natural Gas 2.0
  Subtotal (2.0)
  Inventory valuation gain/loss 7.5
  Total 5.5
Copper Price (LME)  +10¢/lb Metals (Resource Development) 2.0
  Metals (Smelting & Refining) 0.5
  Total 2.5

Cautionary Statement Regarding Forward-Looking Statements

This notice contains certain forward-looking statements. These forward-looking statements may be identified by words such as "believes", "expects",
"anticipates", "projects", "intends", "should", "seeks", "estimates", "future"
or similar expressions or by discussion of, among other things, strategy, goals, plans or intentions. Actual results may differ materially in the future from those reflected in forward-looking statements contained in this notice, due to various  factors  including  but not limited to: (1) macroeconomic condition and general industry conditions such as the competitive environment for companies in energy, resources and materials industries; (2) regulatory and litigation matters and risks; (3) legislative developments; and (4) changes in tax and other laws and the effect of changes in general economic conditions.